Filed by IAC/InterActiveCorp

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12

under the Securities Exchange Act of 1934

Subject Companies:

IAC/InterActiveCorp

Commission File No.: 001-39356

Vimeo Holdings, Inc.

Vimeo, Inc.

Date: December 22, 2020

IAC Announces Plan to Spin-Off Vimeo to IAC Shareholders

NEW YORK—December 22, 2020—IAC (NASDAQ: IAC) announced today its Board of Directors has approved a plan to spin-off its full stake in Vimeo, the world’s leading video software company, to IAC shareholders. Upon completion, Vimeo will become an independent, separately-traded public company, the 11th such company to emerge from IAC and its predecessors. IAC plans to hold a stockholder meeting in the first quarter of 2021 to review and approve a proposal to implement the spin-off, which, if approved, is expected to occur in the second quarter of 2021.

The transaction is anticipated to take the form of a reclassification of IAC shares, with the effect of IAC stockholders receiving a proportionate amount of Vimeo stock. The proposed transaction is intended to qualify as tax-free to IAC and its stockholders for US federal income tax purposes. Further details will be provided in a registration statement on Form S-4 relating to the transaction, which IAC and the new Vimeo holding company will soon file with the Securities and Exchange Commission.

“The combination of Vimeo’s remarkable growth, solid leadership position, and enormous market opportunity have made clear its future,” said Joey Levin, CEO, IAC. “It’s time for Vimeo to spread its wings and become a great independent public company.”

The separation is expected to afford numerous benefits, such as the creation of “pure-play” Vimeo equity currency through which the company could more effectively raise capital as it aims to invest further in product, technology, enterprise sales and international expansion and pursue strategic acquisitions.

“We have long believed in the power of video to advance human expression and transform businesses,” said Anjali Sud, CEO of Vimeo. “Today we have a rare opportunity to help every team and organization in the world integrate video throughout their operations, across all the ways they communicate and collaborate. Our all-in-one solution radically lowers the barriers of time, cost, and complexity that previously made professional-quality video unattainable. We’re ready for this next chapter and focused on making video far easier and more effective than ever before.”

The proposed transaction is subject to a number of conditions including final approval by IAC’s Board of Directors, approval of the separation proposal by IAC stockholders, and receipt of a tax opinion.

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About Vimeo

Vimeo is the world’s leading all-in-one video software solution. Our platform enables any professional, team, and organization to unlock the power of video to create, collaborate and communicate. We proudly serve our growing community of over 200 million users — from creatives to entrepreneurs to the world’s largest companies. Learn more at www.vimeo.com.

About IAC

IAC (NASDAQ: IAC) builds companies. We are guided by curiosity, a questioning of the status quo, and a desire to invent or acquire new products and brands.  From the single seed that started as IAC over two decades ago have emerged 10 public companies and generations of exceptional leaders.  We will always evolve, but our basic principles of financially-disciplined opportunism will never change.  IAC today operates Vimeo, Dotdash and Care.com, among many others, and has majority ownership of ANGI Homeservices, which includes HomeAdvisor, Angie's List and Handy.  The Company is headquartered in New York City and has business operations and satellite offices worldwide.

Contact Us

IAC Investor Relations
Mark Schneider
(212) 314-7400

IAC Corporate Communications
Valerie Combs
(212) 314-7361

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Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

This press release may contain “forward-looking statements” within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, but are not limited to, statements relating to IAC’s and Vimeo’s anticipated financial performance, objectives, plans and strategies, and all statements (other than statements of historical facts) that address activities, events or developments that IAC and Vimeo intend, expect, project, believe or anticipate will or may occur in the future. These statements are often characterized by terminology such as “believe,” “may,” “anticipate,” “should,” “intend,” “plan,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy” and similar expressions, and are based on assumptions and assessments made by IAC’s and Vimeo’s management in light of their experience and their perception of historical trends, current conditions, expected future developments, and other factors they believe to be appropriate. IAC and Vimeo undertake no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance. Whether actual results will conform to expectations and predictions is subject to known and unknown risks and uncertainties, including: risks and uncertainties discussed in reports that IAC has filed with the SEC; the risks inherent in separating Vimeo from IAC, including uncertainties related to, among other things, the costs and expected benefits of the proposed transaction, the expected timing of the transaction or whether it will be completed, whether the conditions to the transaction can be satisfied or any event, change or other circumstance occurs that could give rise to the abandonment of the proposed spin-off (including the failure to receive any required approvals from the stockholders of IAC), any litigation arising out of or relating to the proposed transaction, the expected tax treatment of the transaction, and the impact of the transaction on the businesses of IAC and Vimeo; and other circumstances beyond IAC’s and Vimeo’s control. You should not place undue reliance on these forward-looking statements. For more details on factors that could affect these expectations, please see IAC’s filings with the SEC, including, once filed, the proxy statement/consent solicitation statement/prospectus.

No Offer or Solicitation / Additional Information and Where To Find It

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

This communication is being made in respect of a proposed separation of Vimeo, Inc. (“Vimeo”) from the remaining businesses of IAC through the spin-off (the “Spin-off”) of a new Vimeo holding company, Vimeo Holdings, Inc. (“Holdings”), and a merger of Vimeo with a subsidiary of Holdings (the “Merger”). In connection with the Spin-off and the Merger, IAC and Holdings intend to file relevant materials with the Securities and Exchange Commission (the “SEC”), including a joint registration statement on Form S-4 that will include a preliminary proxy statement of IAC and a preliminary consent solicitation statement of Vimeo. The information in the preliminary proxy statement/consent solicitation statement/prospectus will not be complete and may be changed. IAC will deliver the definitive proxy statement and Vimeo will deliver the definitive consent solicitation statement to their respective stockholders as required by applicable law. This communication is not a substitute for any proxy statement, consent solicitation statement or any other document that may be filed with the SEC in connection with the Spin-off or the Merger.

INVESTORS AND SECURITY HOLDERS OF IAC AND VIMEO ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED SPIN-OFF AND MERGER.

Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by IAC (when they become available) may be obtained free of charge on IAC’s website at www.iac.com.

Participants in the Solicitation

IAC, Vimeo, Holdings and IAC’s directors and executive officers may be deemed to be participants in the solicitation of proxies from IAC’s stockholders in favor of the proposed Spin-off and the solicitation of consents from Vimeo’s stockholders in favor of the proposed Merger under the rules of the SEC. Information about IAC’s directors and executive officers is available in the Registration Statement on Form S-4 which was filed with the SEC by IAC on April 28, 2020. Additional information regarding participants in the solicitations and a description of their direct and indirect interests will be included in the proxy statement/consent solicitation statement/prospectus and the other relevant documents filed with the SEC when they become available.